Exhibit 99.1

PRESS RELEASE

For Immediate Release

AEROPUERTOS ARGENTINA 2000 S.A.

ANNOUNCES EXCHANGE OFFER AND CONSENT SOLICITATION FOR ITS 6.875% SENIOR SECURED NOTES DUE 2027

BUENOS AIRES, Argentina, April 21, 2020 – Aeropuertos Argentina 2000 S.A. (the “Company” or “AA2000”) announced today the commencement of an offer (the “Exchange Offer”) to exchange any and all of its outstanding 6.875% Senior Secured Notes due 2027 in the original aggregate principal amount of U.S.$400,000,000 (the “Existing Notes”) for newly issued 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”).

The Company is offering the Series 2020 Additional Notes as additional notes pursuant to an amended and restated indenture that will amend and restate the indenture, dated as of February 6, 2017, under which the Existing Notes were issued (the “Indenture”). The terms of the Series 2020 Additional Notes will be substantially identical to the terms of the Existing Notes, except that (i) the quarterly interest payment originally scheduled to be paid in cash on the Existing Notes on May 1, 2020 will be paid in cash in the form of the Interest Premium Payment and/or in kind (as the case may be) by increasing the principal amount of any Series 2020 Additional Notes issued on the Settlement Date for Eligible Holders who validly tender at or prior to the Expiration Deadline, (ii) quarterly interest payments originally scheduled to be paid in cash on the Existing Notes on August 1, 2020, November 1, 2020 and February 1, 2021 will be paid in kind by increasing the principal amount of any outstanding Series 2020 Additional Notes at a rate of 9.375% per annum, (iii) quarterly amortization payments originally scheduled to be paid on the Existing Notes on May 1, 2020 August 1, 2020, November 1, 2020 and February 1, 2021 will be deferred to begin on May 1, 2021 pursuant to terms of the Series 2020 Additional Notes and continue under a new principal amortization schedule until maturity, (iv) at any time after February 1, 2021, the Company will have the right to exercise a one-time optional redemption to redeem, in whole or in part, an amount of Series 2020 Additional Notes equal to the sum of (a) the aggregate amount of interest payments previously paid in kind on the Series 2020 Additional Notes and (b) the aggregate amount of quarterly amortization payments originally scheduled to be paid on the Existing Notes on May 1, 2020, August 1, 2020, November 1, 2020 and February 1, 2021 that is effectively deferred pursuant to the exchange of Existing Notes for Series 2020 Additional Notes in the Exchange Offer, and (v) substantially all of the restrictive covenants and events of default and related provisions under the Indenture will be eliminated solely with respect to the Existing Notes. The Series 2020 Additional Notes and the Existing Notes will be secured by the same collateral on a pro rata and pari passu basis in accordance with the Indenture and the related collateral documents.

Concurrently with the Exchange Offer, the Company is also soliciting consents from holders of the Existing Notes (the “Consent Solicitation”) to certain proposed amendments to the Indenture. The proposed amendments would provide for the issuance of the Series 2020 Additional Notes as additional notes under the Indenture and would eliminate substantially all of the restrictive covenants and events of default and related provisions with respect to the Existing Notes. Eligible Holders (as defined below) who validly tender their Existing Notes in the Exchange Offer will be deemed to give their consent to the proposed amendments pursuant to the Consent Solicitation.

Eligible Holders who validly tender Existing Notes and deliver consents under the Consent Solicitation, and do not validly revoke such tenders and consents, on or prior to 5:00 p.m. (New York City time) on May 1, 2020, unless extended or earlier terminated by AA2000 in its sole discretion (the “Early Participation Deadline”) and whose Existing Notes are accepted for exchange by AA2000 will receive: a principal amount of Series 2020 Additional Notes equal to 100% of the Outstanding Principal Amount (as defined below) of their Existing Notes plus accrued and unpaid interest (the “Accrued Interest”) on such Existing Notes from, and including, the most recent date on which interest was paid on such Eligible Holder’s Existing Notes to, but not including, the settlement date, which is expected to be May 20, 2020 (the “Settlement Date”). Accrued Interest for Existing Notes tendered on or prior to the Early Participation Date will include an interest premium payment (the “Interest Premium Payment”) equal to 1.00% of Outstanding Principal Amount of their Existing Notes, payable in cash. The Interest Premium Payment is a portion of Accrued Interest on the Existing Notes. The balance of any Accrued Interest not paid to exchanging Eligible Holders as the Interest Premium Payment will be paid in additional principal amount of Series 2020 Additional Notes on the Settlement Date.

As of a given date, the “Outstanding Principal Amount” of Existing Notes equals the original principal amount as of the original issuance date of such Existing Notes (the “Original Principal Amount”) multiplied by the Applicable Amortization Factor as of such date. The “Applicable Amortization Factor” for any Existing Notes tendered in the Exchange Offer will be the quotient of (i)(A) the Original Principal Amount of such Existing Notes minus (B) the total principal payments repaid by the Company on such Existing Notes as of and including the close of business on the date such Existing Notes are tendered, divided by (ii) the Original Principal Amount of such Existing Notes.

Eligible Holders who validly tender Existing Notes and deliver consents after the Early Participation Deadline and before 11:59 p.m. (New York City time) on May 18, 2020 (the “Expiration Deadline”), unless extended or terminated earlier by AA2000, and whose Existing Notes are accepted for exchange by AA2000 will receive a principal amount of Series 2020 Additional Notes equal to 90% of the Outstanding Principal Amount of their Existing Notes, plus Accrued Interest paid entirely in additional principal amount of Series 2020 Additional Notes.

In addition, by tendering Existing Notes (and delivering the related consent) prior to the date on which the payment of principal and interest due on May 4, 2020 is made, an Eligible Holder acknowledges it will not receive such payment with respect to such Existing Notes and agrees to forebear, during the pendency of the Exchange Offer, exercising remedies with respect to any events of default under the Indenture that would result from such non-payment.

It is a condition to the Exchange Offer, among others, that at least 80% of the Outstanding Principal Amount of the Existing Notes is validly tendered for exchange and not withdrawn.

The Exchange Offer and the Consent Solicitation are part of the Company’s plan to mitigate the impact of the unprecedented COVID-19 pandemic that has heavily impacted the global aviation sector which lead to a drastic reduction in passenger traffic. Particularly, the Company is seeking to extend some of its short-term debt payments with the intention to preserve cash by delaying certain payments until passenger traffic and revenue generation recover.

The Exchange Offer is made, and the Series 2020 Additional Notes will be offered and issued, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in reliance upon the exemption from the registration requirements of the Securities Act, and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act and who are non-U.S. qualified offerees. Holders who have returned a duly completed eligibility letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer Memorandum and to participate in the Exchange Offer and the Solicitation (such Holders, “Eligible Holders”). Holders who desire to obtain and complete an eligibility letter should either visit the website for this purpose at https://gbsc-usa.com/eligibility/aeropuertos or call Global Bondholder Services Corporation, the Information Agent and Exchange Agent for the Exchange Offers at (866) 470-4200 (toll-free) or (212) 430-3774 (collect for banks and brokers).

This press release does not constitute an offer to buy or the solicitation of an offer to sell the Existing Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Series 2020 Additional Notes, nor shall there be any sale of the Series 2020 Additional Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Series 2020 Additional Notes will not be registered under the Securities Act or the securities laws of any state and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and applicable state securities laws.

None of the Company, the dealer managers, the trustee or any affiliate of any of them makes any recommendation as to whether Eligible Holders should tender or refrain from tendering all or any portion of the principal amount of such Eligible Holder’s Existing Notes for Series 2020 Additional Notes in the Exchange Offer or consent to any of the proposed amendments to the Indenture in the Consent Solicitation. Eligible Holders will need to make their own decision as to whether to tender Existing Notes in the Exchange Offer and participate in the Consent Solicitation and, if so, the principal amount of Existing Notes to tender.

This press release is being issued pursuant to and in accordance with Rule 135e under the Securities Act.

For further information please contact:

Gimena Albanesi

Investor Relations

+5411-4852-6411

gimena.albanesi@caairports.com

ABOUT AEROPUERTOS ARGENTINA 2000 S.A.

Aeropuertos Argentina 2000 was founded in 1998 in order to develop and operate the airports throughout the Argentine territory, becoming one of the largest private sector airport operators in the world, with 35 airports under management. Today, more than 2,600 employees work in AA2000, working with the purpose of ensuring the best quality of service and complying with the highest international standards of quality, safety and comfort. In 2019, AA2000 served 41.8 million passengers. Over the last 20 years, AA2000 developed and modernized infrastructure in the main airports in the country, incorporating cutting-edge technology in relation with safety and services. It also contributes to the social, economic and cultural development of the country, thus becoming a regional and international example in the aviation industry. AA2000’s mission is to enable the connection of people, goods and cultures, to contribute to a better world. For more information, visit www.aa2000.com.ar.